SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Signing of the contract that renews for 30 years the concession of piped gas distribution services of Companhia Paranaense de Gás – Compagas

COPEL (“Company”), an energy generation, transmission, distribution and commercialization company, announces to its shareholders and the market in general that Compagas has signed an agreement that renews for 30 (thirty) years the concession referring to the exploitation of the public network piped gas supply service, with distribution exclusivity, in the State of Paraná and other related activities, as published in the Official Gazette of the State of Paraná on this date.

The main aspects present in the renewal of the concession are:

•	Adoption of the price-cap regulatory model (price-cap tariff), replacing the current model, of cost-plus tariff;
•	Remuneration based on the Weighted Average Cost of Capital (WACC), initially at 9.125% p.a.;
•	Initial Net Regulatory Remuneration Base (BRRL) of BRL 647.8 million (includes unamortized assets in the current concession on the base date 12/31/2021 and the concession bonus, offset against regulatory liabilities);
•	Concession Bonus of R$508.0 million in favor of the State of Paraná;
•	Total estimated Capex of BRL 2.5 billion to be carried out over 30 years;
•	Tariff adjustment based on variations in the Extended National Consumer Price Index (IPCA);
•	Indicative plan includes interiorization in the 10 mesoregions of the State of Paraná;
•	Concession expires on July 6, 2054.

The renewal of the Compagas concession is another important step in the Company's strategy of focusing on the core business of electricity, as it will allow for the continuity of work aimed at selling all of its stake in this asset.

About Compagas

Compagas is a mixed economy company and its shareholders are Companhia Paranaense de Energia – Copel, with 51% of the shares, Mitsui Gás e Energia do Brasil, with 24.5%, and Commit Gás, with 24.5% %. With a distribution network of more than 860 kilometers in length, it serves customers in the industrial, commercial, residential, transport and electricity generation segments, installed in 16 municipalities in the State of Paraná. The more than 53,000 customers consume around 1 million cubic meters of natural gas daily.

Curitiba, December 27, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 27, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.